UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November, 2016

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.

Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

On November 21, 2016, Avino Silver & Gold Mines Ltd. (the “Company”) entered into an underwriting agreement dated November 21, 2016 (the "Underwriting Agreement") with Cantor Fitzgerald Canada Corporation, as sole bookrunner, and Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, as lead manager, and certain co-managers (collectively, the “Underwriters”), to purchase, on a bought deal basis, 6,370,000 units of the Company (the "Units") at the price of US$1.57 per Unit (the "Issue Price") for aggregate gross proceeds of approximately US$10 million (the "Offering") in Canada and the United States of America. Each Unit will consist of one (1) common share of the Company (the “Common Shares”) and one-half (1/2) of one common share purchase warrant (the “Warrants”). Each whole Warrant will be exercisable for a period of 36 months after the closing of the Offering and will entitle the holder to purchase one (1) additional Common Share at an exercise price of US$2.00, subject to adjustment.

In addition, the Company has granted to the Underwriters an over-allotment option (the "Over-Allotment Option") exercisable, in whole or in part, in the sole discretion of the Underwriters, to purchase up to an additional 955,500 Units at the Issue Price per Unit, for a period of up to 30 days after the closing of the Offering for additional aggregate proceeds to the Company of approximately US$1.5 million. In the event the Over-Allotment Option is exercised in full, the aggregate gross proceeds to the Company will be approximately US$11.5 million.

The Company will pay the Underwriters a commission of 7.0% the gross proceeds of the Offering, including proceeds received from the exercise of the Over-Allotment Option, and has agreed to provide Cantor with customary indemnification and contribution rights. The Company has also agreed to reimburse Cantor for legal fees and disbursements in connection with entering into the Agreement.

Closing of the Offering is expected to occur on November 28, 2016, subject to obtaining customary TSX.V and NYSE MKT approvals. The Company intends to allocate the net proceeds of the Offering to advance the exploration and development of the Company’s Avino Mine and the exploration and development activities on the Bralorne Mine Property in British Columbia, and for general working capital.

The Underwriting Agreement permits termination in certain customary situations. Further, the Underwriting Agreement requires that the Company’s directors and officers enter into lock-up agreements for 90 days following the closing, as well as prohibits the Company from issuing stock for the 90 day period.

The Offering will be made by way of prospectus supplements, dated November 21, 2016, to the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated November 10, 2016, and U.S. registration statement on Form F-10 dated November 18, 2016 (File No. 333-214396) (the “Registration Statement”). This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy Shares, nor shall there be any sale of the Shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

INCORPORATION BY REFERENCE

Exhibits 99.1 to this report on Form 6-K furnished to the SEC is expressly incorporated by reference into the Registration Statement on Form F-10 of Avino Silver & Gold Mines Ltd. (File No. 333-214396), as amended and supplemented.

2

Cautionary Statement Regarding Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts, such as statements regarding the sale of Shares under the Agreement, if any, the intended use of proceeds, as well as termination of the Agreement. These statements are subject to uncertainties and risks including, but not limited to the risks identified in reports filed from time to time with the SEC. All such forward-looking statements are expressly qualified by these cautionary statements and any other cautionary statements which may accompany the forward-looking statements. In addition, we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Underwriting Agreement

3

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: November 23, 2016	By:	/s/ Dorothy Chin
Dorothy Chin
Corporate Secretary

4